
RECEIVED
PROCESSING
MAR 0 2 2007
203
SECTION


07001860

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

CM

SEC FILE NUMBER
8- 44663

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shields Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

890 Winter Street
(No. and Street)

WALTHAM (City) MA (State) 02451 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Janice L. Shields 781.890.7033
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas C. Valorie, CPA, PC
(Name – *if individual, state last, first, middle name*)

253 Main Street (Address) Milford (City) MA (State) 01757 (Zip Code)

PROCESSED
APR 1 3 2007
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

L

OATH OR AFFIRMATION

I, Janice L. Shields, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shields Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


RICHARD W. NEWMAN
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires August 01, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BC, D, E

SHIELDS SECURITIES, INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 AND 2005

SHIELDS SECURITIES, INC.
FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

TABLE OF CONTENTS

Thomas C. Valorie & Company
Certified Public Accountants
A Professional Corporation

253 Main Street
Milford, Massachusetts 01757
Tel (508) 478-3000
Fax (508) 473-8321

Thomas C. Valorie, C.P.A.
Lisa A. Roche, C.P.A.

To the Directors of
Shields Securities, Inc.

We have audited the accompanying balance sheets of Shields Securities, Inc. as of December 31, 2006 and 2005, and the related statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shields Securities, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of other income and expenses are presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Thomas C. Valorie, CPA, P.C.

Milford, Massachusetts
January 23, 2007

(B)

SHIELDS SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2006 AND 2005
(see accountants' report)

ASSETS

	2006	2005
Current assets:		
Cash	$ 9,104	$ 18,700
Accounts receivable	22,500	0
Prepaid expenses	4,756	54
Total assets	$ 36,360	$ 18,754

LIABILITIES AND STOCKHOLDER'S EQUITY

	2006	2005
Current liabilities:		
Accounts payable	$ 4,040	$ 640
MA corporate excise tax payable	456	456
Total current liabilities	4,496	1,096
Stockholder's equity:		
Common stock, .01 par; 200,000 shares authorized 10,000 shares issued and outstanding	100	100
Additional paid-in capital	9,900	9,900
Retained earnings	21,864	7,658
Total stockholder's equity	31,864	17,658
Total liabilities and stockholder's equity	$ 36,360	$ 18,754

(See notes to financial statements)

(C)

SHIELDS SECURITIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(see accountants' report)

	2006	2005
Income	$ 22,500	$ 0
Operating expenses:		
Professional fees	3,400	1,840
Broker/Dealer fees	4,019	3,375
Insurance	373	308
Dues, licenses & fees	125	620
Bank charges	70	0
Total operating expenses	7,987	6,143
Operating income (loss)	14,513	(6,143)
Other income and expenses		
Interest Income	184	0
Interest Expense	(35)	0
Net income before income taxes	14,662	(6,143)
Massachusetts corporate excise tax (Note 3)	(456)	(456)
Net income (loss)	14,206	(6,599)
Retained earnings, beginning	7,658	14,257
S Distribution	0	0
Retained earnings, ending	$ 21,864	$ 7,658

(See notes to financial statements)

(B)

SHIELDS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Stockholders' equity, beginning	$ 17,658	$ 24,257
Net income (loss)	14,206	(6,599)
S Distribution	0	0
Stockholders' equity, ending	$ 31,864	$ 17,658

(See notes to financial statements)

(P)

SHIELDS SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(see accountants' report)

	2006	2005
Net cash flows from operating activities:		
Net income (loss)	$ 14,206	$ (6,599)
Adjustments for differences between income flows and cash flows from operating activities:		
Increase in accounts payable	3,400	40
Increase in account receivable	(22,500)	0
Increase in prepaid expenses	(4,702)	(54)
Net cash flow used in operating activities	(9,596)	(6,613)
Cash flows from financing activities:		
Decrease in note payable	0	(50)
Net cash flow used in financing activities	0	(50)
Net increase (decrease) in cash	(9,596)	(6,663)
Cash, beginning	18,700	25,363
Cash, ending	$ 9,104	$ 18,700

(See notes to financial statements)

SHIELDS SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

1 - The company's principle business activity is as follows:

The company conducts private placements and purchasers' representative assigments.

2 - Summary of significant accounting policies:

The financial statements are prepared on the accrual basis with recognition given to accounts receivable, accounts payable, and items of accrued income and expenses.

3 - Massachusetts corporate excise tax:

Shields Securities, Inc. elected to become a S corporation at inception on April 19, 1991. S-corporations are not subject to federal or State income taxes as the stockholders report the income on their personal returns. The Commonwealth of Massachusetts assesses an excise tax on the asset balances as of year end.

END